Exhibit 99.1

Unitil Reports 2026 Second Quarter Earnings

Successfully completed the purchase of Aquarion Water Company of New Hampshire, Inc. and Abenaki Water Co., Inc.

Hampton, N.H., AUGUST 3, 2026 -- Unitil Corporation (NYSE: UTL) (unitil.com) (Unitil or the Company) today announced Net Income of $4.7 million, or $0.26 in Earnings Per Share (EPS) for the second quarter of 2026, an increase of $0.7 million in Net Income, or $0.01 in EPS, compared to the second quarter of 2025. For the six months ended June 30, 2026, the Company reported Net Income of $37.9 million, or $2.11 in EPS, an increase of $6.4 million in Net Income, or $0.17 in EPS, when compared to the first six months of 2025. The Company's Adjusted Net Income (a non-GAAP financial measure1), which excluded transaction-related costs in connection with the acquisition of Bangor Natural Gas Company (Bangor), Maine Natural Gas Company (Maine Natural), Aquarion Water Company of New Hampshire, Inc., and Abenaki Water Co., Inc. (the Aquarion Companies), was $5.2 million, or $0.29 in EPS. Adjusted Net Income increased $0.5 million and was unchanged in EPS when compared to the second quarter of 2025. For the six months ended June 30, 2026, the Company's Adjusted Net Income, which excluded transaction-related costs in connection with the acquisition of Bangor, Maine Natural and the Aquarion Companies, was $39.0 million, or $2.17 in EPS, an increase of $5.9 million, or $0.14 in EPS compared to the first six months of 2025.

“The Company’s solid results through the first six months of 2026 reflect the disciplined execution of our operating and strategic priorities, and our longstanding commitment to delivering safe, reliable, and affordable service to our customers,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “The addition of the Aquarion New Hampshire water companies marks another important milestone, strengthening our regulated utility portfolio and expanding our ability to serve customers across the region. As we continue to grow, we remain focused on strategic execution and delivering exceptional value to our customers.”

Electric GAAP Gross Margin was $23.0 million in the three months ended June 30, 2026, an increase of $5.0 million compared to the same period in 2025. Electric GAAP Gross Margin was $44.3 million in the six months ended June 30, 2026, an increase of $6.7 million compared to the same period in 2025. The three-month period increase was driven by higher rates and customer growth of $5.8 million, partially offset by higher depreciation and amortization expense of $0.8 million. The six-month period increase was driven by higher rates of $8.6

1 The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

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million, partially offset by higher depreciation and amortization expense of $1.2 million and a one-time reduction of FERC transmission revenue of $0.7 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure1) was $31.6 million and $61.2 million in the three and six months ended June 30, 2026, respectively, increases of $5.8 million and $7.9 million, respectively, compared to the same periods in 2025. The increase in the three-month period reflects higher rates and customer growth of $5.8 million. The increase in the six-month period reflects higher rates of $8.6 million, partially offset by a one-time reduction of FERC transmission revenue of $0.7 million.

Gas GAAP Gross Margin was $25.0 million in the three months ended June 30, 2026, an increase of $1.8 million compared to the same period in 2025. Gas GAAP Gross Margin was $92.1 million in the six months ended June 30, 2026, an increase of $11.8 million compared to the same period in 2025. The increase in the three-month period was driven by higher rates and customer growth of $3.4 million, partially offset by higher depreciation and amortization of $1.6 million. The increase in the six-month period was driven by higher rates and customer growth of $13.2 million, the favorable effects of colder winter weather in 2026 of $1.4 million, partially offset by higher depreciation and amortization of $2.8 million. Included in gas operating revenue, cost of gas sales and depreciation and amortization for the three months ended June 30, 2026 was $4.2 million, $1.5 million and $0.8 million, respectively, related to Maine Natural. Included in gas operating revenue, cost of gas sales and depreciation and amortization for the six months ended June 30, 2026 was $22.5 million, $13.8 million and $1.5 million, respectively related to Maine Natural.

Gas Adjusted Gross Margin (a non-GAAP financial measure1) was $40.6 million and $122.7 million in the three and six months ended June 30, 2026, respectively, increases of $3.4 million and $14.6 million, respectively, compared to the same periods in 2025. The increase in the three-month period reflects higher rates and customer growth of $3.4 million. The increase in the six-month period was driven by higher rates and customer growth of $13.2 million and the favorable effects of colder winter weather in 2026 of $1.4 million. Included in the Gas Adjusted Gross Margin for the three and six months ended June 30, 2026 was $2.7 million and $8.7 million, respectively, related to Maine Natural.

Operation and Maintenance expenses increased $2.5 million and $3.3 million in the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. The increase in the three-month period reflects higher utility operating costs of $1.6 million, and higher labor and other costs of $1.4 million, partially offset by lower acquisition costs of $0.5 million. The increase in the six-month period reflects higher utility operating costs of $2.6 million, and higher labor and other costs of $1.5 million, partially offset by lower acquisition costs of $0.8 million. Included in O&M expenses for the three and six months ended June 30, 2026 were $1.4 million and $2.7 million, respectively, related to Maine Natural. Excluding O&M expenses for Maine

6 Liberty Lane West

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T 603.772.0775

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Natural and transaction costs, O&M expenses for legacy operations would have increased by $1.6 million and $1.4 million for the three and six months ended June 30, 2026, respectively.

Depreciation and Amortization expense increased $2.4 million and $4.0 million in the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. The increase in the three-month period reflects higher levels of utility plant in service, and higher amortization of recoverable storm costs and other deferred costs. The increase in the six-month period reflects higher levels of utility plant in service and higher amortization of recoverable storm costs, partially offset by lower amortization of other deferred costs. Included in Depreciation and Amortization for the three and six months ended June 30, 2026 was $0.8 million and $1.5 million, respectively, related to Maine Natural.

Taxes Other Than Income Taxes increased $2.2 million and $3.4 million in the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025. These increases reflect higher local property taxes on higher utility plant in service and higher payroll taxes. Included in Taxes Other Than Income Taxes for the three and six months ended June 30, 2026 were $0.4 million and $0.8 million, respectively, related to Maine Natural.

Other Expense (Income), Net decreased $0.1 million and $0.2 million in the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily from lower retirement benefit costs.

Interest Expense, Net increased $1.1 million and $2.8 million in the three and six months ended June 30, 2026, respectively, compared to the same periods in 2025, primarily reflecting higher levels of short-term borrowings and long-term debt, partially offset by lower interest expense on regulatory liabilities.

Provision for Income Taxes increased $0.4 million and $2.8 million in the three and six months ended June 30, 2026, respectively, compared with the same periods in 2025, reflecting higher pre-tax earnings in 2026.

At its January 2026, April 2026 and July 2026 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.475 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.90 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

The Company will hold a quarterly conference call to discuss second quarter 2026 results on Tuesday, August 4, 2026, at 2:00 p.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity, natural gas, and water in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the dependable, efficient delivery of energy and water. Unitil Corporation is a public utility holding company with operations in New Hampshire, Maine, and Massachusetts. Unitil’s operating utilities serve approximately 110,100 electric customers, 105,000 natural gas customers, and 10,700 water customers. For more information about our people, technologies, and community involvement, please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: hazards and operating risks relating to the Company’s electric, natural gas and water distribution activities; fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; catastrophic events; cyber-attacks, acts of terrorism, acts of war, severe weather, a solar event, an electromagnetic event, a natural disaster, the age and condition of information technology assets, human error, or other factors could disrupt the Company’s operations; outsourcing of services to third parties could expose the Company to substandard quality of service delivery or substandard deliverables; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s regulatory environment (including regulations relating to climate change, water quality, greenhouse gas emissions, environmental matters, and infrastructure requirements); general economic conditions; the Company’s ability to obtain debt or equity financing on acceptable terms; increases in interest rates; the Company's payment of dividends in the future; declines in capital market valuations; the Company's ability to consummate acquisitions or other strategic transactions; ability to integrate the Aquarion Companies and achieve expected synergies and cost savings; impairment of the Company's assets; restrictive covenants contained in the terms of the Company’s and its subsidiaries’ indebtedness; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; variations in weather; long-term global climate change; water quality and contamination risks, including liability for contaminants such as PFAS and compliance with water quality standards; the availability and cost of water supply, including risks related to drought, aquifer conditions, and water rights; the age and condition of water infrastructure and the cost of necessary repairs, replacements, and capital improvements; customer rate sensitivity and regulatory limitations on rate recovery; macroeconomic events, including the imposition of tariffs; employee workforce factors, including the ability to attract and retain key personnel; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other presently unknown or unforeseen factors. Other risks are detailed in Unitil's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

For more information please contact:

Christopher Goulding – Investor Relations	Amanda Vicinanzo – External Affairs
Phone: 603-773-6466	Phone: 603-691-7784
Email: gouldingc@unitil.com	Email: vicinanzoa@unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company's earnings discussion includes Adjusted Net Income, a non-GAAP financial measure referencing the Company’s 2026 and 2025 GAAP Net Income adjusted for certain transaction costs related to the Company's acquisitions of Bangor, Maine Natural and the Aquarion Companies. The Company's management believes that the transaction costs related to the acquisitions of Bangor, Maine Natural and the Aquarion Companies, which are included in Operation and Maintenance expense on the Consolidated Statements of Earnings, are not indicative of the Company's ongoing costs and not directly related to the ongoing operations of the business and therefore are not an indicator of baseline operating performance.

In the following tables the Company has reconciled Adjusted Net Income to GAAP Net Income, which we believe to be the most comparable GAAP financial measure.

(Millions, except per share data)
	Three Months Ended June 30, 2026		Three Months Ended June 30, 2025
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$4.7	$0.26	$4.0	$0.25
Transaction Costs	0.5	0.03	0.7	0.04
Adjusted Net Income	$5.2	$0.29	$4.7	$0.29

	Six Months Ended June 30, 2026		Six Months Ended June 30, 2025
	Amount	Per Share	Amount	Per Share
GAAP Net Income	$37.9	$2.11	$31.5	$1.94
Transaction Costs	1.1	0.06	1.6	0.09
Adjusted Net Income	$39.0	$2.17	$33.1	$2.03

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important financial measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation

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Hampton, NH 03842

T 603.772.0775

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and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended June 30, 2026 (millions)
	Electric	Gas	Total
Total Operating Revenue	$61.7	$55.3	$117.0
Less: Cost of Sales	(30.1)	(14.7)	(44.8)
Less: Depreciation and Amortization	(8.6)	(15.6)	(24.2)
GAAP Gross Margin	23.0	25.0	48.0
Depreciation and Amortization	8.6	15.6	24.2
Adjusted Gross Margin	$31.6	$40.6	$72.2

Three Months Ended June 30, 2025 (millions)
	Electric	Gas	Total
Total Operating Revenue	$51.0	$51.6	$102.6
Less: Cost of Sales	(25.2)	(14.4)	(39.6)
Less: Depreciation and Amortization	(7.8)	(14.0)	(21.8)
GAAP Gross Margin	18.0	23.2	41.2
Depreciation and Amortization	7.8	14.0	21.8
Adjusted Gross Margin	$25.8	$37.2	$63.0

Six Months Ended June 30, 2026 (millions)
	Electric	Gas	Total
Total Operating Revenue	$127.2	$206.7	$333.9
Less: Cost of Sales	(66.0)	(84.0)	(150.0)
Less: Depreciation and Amortization	(16.9)	(30.6)	(47.5)
GAAP Gross Margin	44.3	92.1	136.4
Depreciation and Amortization	16.9	30.6	47.5
Adjusted Gross Margin	$61.2	$122.7	$183.9

Six Months Ended June 30, 2025 (millions)
	Electric	Gas	Total
Total Operating Revenue	$111.2	$162.2	$273.4
Less: Cost of Sales	(57.9)	(54.1)	(112.0)
Less: Depreciation and Amortization	(15.7)	(27.8)	(43.5)
GAAP Gross Margin	37.6	80.3	117.9
Depreciation and Amortization	15.7	27.8	43.5
Adjusted Gross Margin	$53.3	$108.1	$161.4

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Hampton, NH 03842

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Selected financial data for 2026 and 2025 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Electric kWh Sales:
Residential	143.2	138.9	3.1%	347.2	338.7	2.5%
Commercial/Industrial	204.5	207.7	(1.5)%	424.9	446.1	(4.8)%
Total Electric kWh Sales	347.7	346.6	0.3%	772.1	784.8	(1.6)%
Gas Therm Sales:
Residential	11.4	10.4	9.6%	43.9	38.7	13.4%
Commercial/Industrial	48.9	45.0	8.7%	144.9	129.8	11.6%
Total Gas Therm Sales	60.3	55.4	8.8%	188.8	168.5	12.0%

Electric Revenues	$61.7	$51.0	$10.7	$127.2	$111.2	$16.0
Cost of Electric Sales	30.1	25.2	4.9	66.0	57.9	8.1
Electric Adjusted Gross Margin
(a non-GAAP financial measure1):	31.6	25.8	5.8	61.2	53.3	7.9
Gas Revenues	55.3	51.6	3.7	206.7	162.2	44.5
Cost of Gas Sales	14.7	14.4	0.3	84.0	54.1	29.9
Gas Adjusted Gross Margin
(a non-GAAP financial measure1):	40.6	37.2	3.4	122.7	108.1	14.6
Total Adjusted Gross Margin:
(a non-GAAP financial measure1):	72.2	63.0	9.2	183.9	161.4	22.5
Operation & Maintenance Expenses	23.8	21.3	2.5	47.2	43.9	3.3
Depreciation & Amortization	24.2	21.8	2.4	47.5	43.5	4.0
Taxes Other Than Income Taxes	8.8	6.6	2.2	17.9	14.5	3.4
Other Expense (Income), Net	(0.8)	(0.7)	(0.1)	(0.8)	(0.6)	(0.2)
Interest Expense, Net	10.4	9.3	1.1	21.2	18.4	2.8
Income Before Income Taxes	5.8	4.7	1.1	50.9	41.7	9.2
Provision for Income Taxes	1.1	0.7	0.4	13.0	10.2	2.8
Net Income	$4.7	$4.0	$0.7	$37.9	$31.5	$6.4
Earnings Per Share	$0.26	$0.25	$0.01	$2.11	$1.94	$0.17

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com